

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2023

John C. May
Chairman and Chief Executive Officer
Deere & Company
One John Deere Place
Moline, Illinois 61265

> **Re: Deere & Company**
> **Annual Report on Form 10-K filed December 16, 2021**
> **Correspondence Dated September 9, 2022**
> **File No. 001-04121**

Dear John C. May:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Hilary Stubben